April 8, 2022

VIA EDGAR U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:    Touchstone ETF Trust (the “Registrant”)
Initial Registration Statement on Form N-1A
Ladies and Gentlemen:
Electronically transmitted herewith, pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), is the Registrant’s Initial Registration Statement on Form N-1A (the “Registration Statement”) relating to the registration of the following series of the Registrant: Touchstone Dividend Select ETF, Touchstone Strategic Income Opportunities ETF, Touchstone US Large Cap Focused ETF, and Touchstone Ultra Short Income ETF (together, the “Funds”). The Funds are exchange-traded funds that intend to operate in reliance on Rule 6c-11 under the 1940 Act.
As noted on the facing page, Registrant hereby amends the Registration Statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), shall determine.
The Registrant notes that it has concurrently filed a separate notification of registration on Form N-8A.
If you have any questions or comments concerning the filing, please contact the undersigned at (513) 357-6029 or contact Richard Kerr, Esq. or Andrew DeLorme, Esq. of K&L Gates LLP at (617) 261-3166 or (617) 951-9095, respectively.

Sincerely, /s/Meredyth A. Whitford-Schultz Meredyth A. Whitford-Schultz Senior Counsel

P.O. Box 9878 ● Providence, RI 02940-8078
ph 800.543.0407 ● TouchstoneInvestments.com
Touchstone Securities, Inc. ● Member FINRA and SIPC